

12011843

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
SEC Mail Processing Section
FORM X-17A-5
PART III

FEB 29 2012

SEC FILE NUMBER
8-66625

FACING PAGE
Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2011___ AND ENDING___12/31/2011___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banco do Brasil Securities LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 34th Floor
                                  (No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
João Carlos dos Santos Telles, Assistant Managing Director   646-845-3702
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

100 North Tampa St, Suite 1700	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, <u>João Carlos dos Santos Telles</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Banco do Brasil Securities LLC</u>, as of <u>December 31</u>, 20<u>11</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

JAKOV GRBIC
NOTARY PUBLIC, State of New York
No. 01GR5020164
Qualified in Queens County
Certificate Filed in New York County
Commission Expires in Nov. 8, 2009 $2 \cup 13\text{-}7\text{-}8$.

_____
Notary Public

_____
João Carlos Telles
Signature
Deputy General Manager

_____
Title

STATE OF NEW YORK
County of New York
Sworn to and subscribed before me
this _22_ day of _FEB._, 20_22_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BANCO DO BRASIL SECURITIES LLC
(A wholly owned subsidiary of Banco do Brasil S.A.)

Financial Statements and Schedules

December 31, 2011

(With Reports of Independent Registered Public Accounting Firm Thereon)

BANCO DO BRASIL SECURITIES LLC
(A wholly owned subsidiary of Banco do Brasil S.A.)

Table of Contents



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A.:

We have audited the accompanying statement of financial condition of Banco do Brasil Securities, LLC (the Company), a wholly owned subsidiary of Banco do Brasil as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A., as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.



February 27, 2012
Tampa, Florida
Certified Public Accountants

BANCO DO BRASIL SECURITIES LLC

(A wholly owned subsidiary of Banco do Brasil S.A.)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	1,161,410
Securities owned, at clearing broker, at fair value		18,099,118
Securities on deposit, at clearing broker, at fair value		604,981
Receivable from broker-dealers and clearing organizations		186,120
Receivables from affiliates		155,033
Other assets		223,515
Total assets	$	20,430,177

Liabilities and Member's Equity

Liabilities:		
Accrued expenses and other liabilities	$	646,651
Total liabilities		646,651
Member's equity:		19,783,526
Total liabilities and member's equity	$	20,430,177

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC

(A wholly owned subsidiary of Banco do Brasil S.A.)

Statement of Operations

For the year ended December 31, 2011

Revenue:		
Syndication fees (note 3)	$	4,368,091
Service fees (note 3)		95,874
Commissions (note 3)		3,182,408
Trading revenue, net		13,913
Interest		2,651
Other		87
Total revenue		7,663,024
Expenses:		
Employee, compensation and benefits		2,264,519
Occupancy, equipment and communication		1,020,405
Brokerage expenses		498,171
Regulatory and professional fees		373,513
Travel expense, meals and entertainment		201,139
Other		36,335
Total expenses		4,394,082
Income before income taxes		3,268,942
Income taxes (note 4)		6,396
Net income	$	3,262,546

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC
(A wholly owned subsidiary of Banco do Brasil S.A.)

Statement of Changes in Member's Equity

For the year ended December 31, 2011

Balance at December 31, 2010	$	16,520,980
Net income		3,262,546
Balance at December 31, 2011	$	19,783,526

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC
(A wholly owned subsidiary of Banco do Brasil S.A.)

Statement of Cash Flows

For the year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	3,262,546
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Securities owned, at clearing broker, at fair value		(4,745,484)
Securities on deposit, at clearing broker, at fair value		(500,019)
Receivables from broker-dealers and clearing organizations		913,654
Receivables from affiliates		161,815
Other assets		(201,875)
Increase in operating liabilities:		
Accrued expenses and other liabilities		550,785
Net cash used in operating activities		(558,578)
Cash and cash equivalents:		
Beginning of year		1,719,988
End of year	$	1,161,410

See accompanying notes to financial statements.

(1)   Organization and Business

Banco do Brasil Securities LLC (the Company), a New York Limited Liability Company, is a wholly owned subsidiary, of Banco do Brasil S.A. (the Parent), a banking corporation incorporated under the laws of the Federative Republic of Brazil.

The Company was initially formed as BB Leasing Services LLC in 1995. The Company changed its present name (Banco do Brasil Securities LLC) on April 2, 2004 and became a registered broker-dealer on March 3, 2005. The Company commenced its broker-dealer operations on March 3, 2005.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and National Futures Association (NFA) as an introducing broker-dealer. The principal business of the Company is to act as a broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the U.S. capital markets. The Company acts as an introducing broker in securities, commodities, futures, options and fixed income securities. This activity is primarily in U.S. Treasury securities which are carried at fair value. Further, in 2010, the Company received approval for the underwriting of securities and opened a second office in Miami, Florida.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

(2)   Summary of Significant Accounting Policies

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

(a)   Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Substantially all cash and cash equivalents, including a $400,000 time deposit, are placed with Banco do Brasil S.A. New York Branch (New York Branch) as of December 31, 2011.

(b)   Securities Transactions and Revenue Recognition

Transactions in securities and related revenue and expenses are recorded on a trade date basis. Transactions with related parties in which the Company acts as a selling agent for private placements and earns syndicate fee income are recorded on an accrual basis.

(c)   Securities Owned and Securities on Deposit, at Fair Value

As of December 31, 2011, securities owned and securities on deposit consisted of U.S. Treasury bills held at clearing broker with a fair value of $18,704,099. Net realized and unrealized gains or losses on securities owned and securities on deposit are reflected within trading revenue, net, in the statement of operations. U.S. Treasury bills are carried at fair value, based on dealer quotes.

(d) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC, and the operations are treated as a part of the U.S. branch operations of the Parent. Certain transactions may result in foreign tax withholding which may result in a foreign tax credit to be utilized against foreign source income or be recorded as an income tax expense. The determination is made based on the facts of each transaction.

The Company's tax returns are subject to examination by federal, state and foreign taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal, state and foreign income tax laws and regulations, the revenue or expenses reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

(3) Related Party Transactions

Commission revenue of $3,182,408 during the year ended December 31, 2011 was generated through transactions with the affiliated entities based on securities and commodities transactions. Commissions are recorded on a trade-date basis as securities transactions occur.

Service agreements are in place with the New York Branch for the provision of payroll, administration, occupancy, equipment and communication services. The Branch allocated to the Company $651,703 during the year ended December 31, 2011 for such services, and is included in occupancy, equipment and communication.

Service fee revenue of $95,874 during the year ended December 31, 2011 was recorded as a result of an agreement with Banco do Brasil, Grand Cayman Branch (BB Grand Cayman), whereby the Company will provide BB Grand Cayman with certain data and information relating to or connected with securities markets.

Syndication fee revenue of $4,368,091 during the year ended December 31, 2011 was generated through transactions with affiliated entities based on private placement deals originated by BB Securities Ltd., London (BB Securities London) or BB Banco de Investimento, in which the Company acts as a selling agent for which it receives syndication fees. As of December 31, 2011, the Company has accrued $82,189 for syndicate fees earned from BB Banco de Investimento, and is included in receivables from affiliates.

Brokerage expense of $312,000 during the year ended December 31, 2011 was allocated to, and paid by, the Company for services performed by BB Securities London.

Payroll services expense of $31,500 during the year ended December 31, 2011 were allocated to the Company by Banco do Brasil USA Service Center. As of December 31, 2011, the Company has recorded a corresponding liability of $31,500 as a component of accrued expenses and other liabilities.

Since related party revenue represents a substantial portion of the Company's revenue, the Company's reported financial results may have differed substantially if the Company had operated on a stand-alone basis.

(4) Income Taxes

The Company is a single-member LLC and is included in the federal tax return of Banco do Brasil S.A. New York Branch.

There is no tax sharing agreement between the Company and its Parent. No dividends have been paid by the Company to its Parent for tax reimbursements and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no U.S. federal or state tax has been allocated to the Company in its financial statements. For the year ended December 31, 2011, the Company would have reported a current federal, state and foreign tax expense of $1,442,945 if it were a separate taxable entity subject to the same tax rules of its Parent. Syndication fee revenue resulted in a foreign income tax of $6,396 during the year ended December 31, 2011.

(5) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $17,304,756, which was $17,204,756 in excess of the amount required of $100,000.

(6) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

(7) Risk Management

Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. Customer commodities transactions are introduced on a fully disclosed basis to its Futures Commission Merchant (FCM). The FCM carries all customer accounts of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

The Parent has issued a guarantee in the amount of $50 million to Pershing LLC, the Company's clearing broker to cover settlement risk.

(8) **Fair Value Measurements**

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already carried at fair value or are short term in nature, bear interest at current market rates or are subject to frequent re-pricing. Therefore, their carrying amounts approximate their fair value.

The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned and securities sold, but not yet purchased are recorded at fair value on a recurring basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The U.S. government securities with a fair value of $18,704,099 at December 31, 2011 were deemed a Level 1 measurement. The primary source for pricing is derived from dealer and broker quotes from active markets.

(9) Subsequent Events

The Company has evaluated subsequent events through February 27, 2012, the date of issuance of the accompanying financial statements.

BANCO DO BRASIL SECURITIES LLC

(A wholly owned subsidiary of Banco do Brasil S.A.)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2011

Net capital:		
Total member's equity	$	19,783,526
Deductions and or charges:		
Nonallowable assets:		
Time deposit, receivables from affiliates, and cash deposits held at the affiliated branch		1,305,132
Other assets		223,515
Excess fidelity bond		138,000
Net capital before haircuts		18,116,879
Haircuts on securities positions:		
U.S. Treasury bills		812,123
Net capital	$	17,304,756
Aggregate indebtedness	$	646,651
Net capital requirement (greater of $100,000 or 6-2/3% of aggregate indebtedness)		100,000
Excess net capital	$	17,204,756
Ratio of aggregate indebtedness to net capital		3.74%

There are no material differences between the amounts presented above and the amounts reported in the
Company's unaudited Form X-17 A-5 Part IIA FOCUS Report of December 31, 2011 filed on January 6, 2011.

BANCO DO BRASIL SECURITIES LLC
(A wholly owned subsidiary of Banco do Brasil S.A.)

Computation for Determination of Reserve Requirements for Broker-Dealers
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

BANCO DO BRASIL SECURITIES LLC

(A wholly owned subsidiary of Banco do Brasil S.A.)

Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2011

There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2011.



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Member
Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A.:

In planning and performing our audits of the financial statements of Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), and Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making periodic computations of aggregate indebtedness and (or aggressive debits) net capital under Rule 17a-3 (a) (11) and the reserve required by Rule 15c3-3(e); and

2. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

4. The daily computations of the segregation requirements of Section 4d (a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

5. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of CFTC.

14



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's and the CFTC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012
Tampa, Florida
Certified Public Accountants



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Stockholder
Banco do Brasil Securities LLC, a wholly owned subsidiary
   of Banco do Brasil S.A.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC (collectively the Specified Parties of the report), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012
Certified Public Accountants

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066625   FINRA   DEC
BANCO DO BRASIL SECURITIES LLC   8*8
34TH FL
535 MADISON AVE
NEW YORK NY 10022-4214

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cassandra Voss 646 845-3713

2. A. General Assessment (item 2e from page 2) $ 18,716.05

   B. Less payment made with SIPC-6 filed (exclude interest)   (12,035.20)

   07/21/2011
   Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 6,680.85

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 6,680.85

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Banco do Brasil Securities LLC
(Name of Corporation, Partnership or other organization)

Joao Carlos dos Santos Telles
(Authorized Signature)

Dated the 24 day of February , 20 11 .

Co-Chief Executive Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__ , 20__11__
and ending __Dec 31__ , 20__11__

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $__7,663,024__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __173,953__

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $__2,651__

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii)   __2,651__

   Total deductions   __176,604__

2d. SIPC Net Operating Revenues $__7,486,420__

2e. General Assessment @ .0025 $__18,716__
                                              (to page 1, line 2.A.)